Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

	MATTHEW M. GUEST DAVID E. KAHAN DAVID K. LAM BENJAMIN M. ROTH	SABASTIAN V. NILES ALISON ZIESKE PREISS
* ADMITTED IN THE DISTRICT OF COLUMBIA

June 15, 2016

VIA HAND DELIVERY AND EDGAR

Sonia Gupta Barros, Esq.
Assistant Director
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Annaly Capital Management, Inc.
Amendment No. 1 to Form S-4
Filed May 27, 2016
And Documents Incorporated by Reference
File No. 333-211140

Dear Ms. Barros:

On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) we are providing the Company’s responses to the comments of the Staff  (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 7, 2016, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-211140), filed on May 27, 2016 (the “Registration Statement”).

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed electronically via EDGAR today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of Amendment No. 2 marked to indicate changes from Amendment No. 1.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the page numbers of the marked version of Amendment No. 2.

Amendment No 1 to Form S-4

Selected Historical Consolidated Financial Data of Annaly, page 18

1.                                      Please refer to the response to comment 1 and tell us the nature of the revision to the methodology for computing the ratio of fixed charges and why you believe the revision was appropriate.

Response:  The Company respectfully advises the Staff that when it reviewed its methodology for computing the ratio of fixed charges to earnings which was included in Exhibit 12.1 of Regulation S-K filed with the Company’s Form 10-K for the fiscal year ended December 31, 2015, the Company had added back dividends on preferred stock in computing “Earnings as adjusted.”  The Company believes this approach is not in accordance with Item 503(d) of Regulation S-K and used revised calculations in Exhibit 12.1 to the Registration Statement.  The revised calculation does not add back dividends on preferred stock in computing “Earnings as adjusted.”

Unaudited Pro Forma Condensed Combined Financial Statements, page 107

Note 2.  Accounting Policies, page 112

2.                                      Please refer to the response to comment 4 and tell us why Annaly’s accounting policies are being reviewed in connection with the merger as we would expect that only Hatteras’ accounting policies would be reviewed to ensure conformity with Annaly’s accounting policies. In addition, please clarify for us whether your disclosure relates to any specific accounting policy of either company.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is currently conducting a review of the Hatteras’ accounting policies to ensure conformity with Annaly’s accounting policies.  The Company’s disclosure does not relate to any specific accounting policy of Hatteras, rather our review encompasses all of Hatteras’s accounting policies.

The Registration Statement has been revised on page 112 to clarify this disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 52

3.                                      We have considered your response to our prior comment 11. It appears that your adjustment to eliminate premium amortization cost (benefit) related to constant prepayment rates from normalized core earnings and interest income may not comply with question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Please clarify for us how you intend to apply that guidance to your normalized measures and revise your future filings accordingly.

Response:  In response to the Staff’s comment, the Company reviewed its premium amortization adjustment in the context of question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“Question 100.04”).  Question 100.04 applies to non-GAAP performance measures that have the effect of accelerating revenue ratably over time and other individually tailored recognition measures.  The amortization of premiums paid for investment securities, however, is an estimate based upon assumptions that change over time.  The premium amortization adjustment isolates the sequential impact of the assumption changes and may be either beneficial or detrimental to revenue, and does not accelerate revenue ratably over time.  The following table, which shows the Company’s 2015 quarterly results and non-GAAP adjustments, demonstrates this effect:

($millions)	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Reported premium amortization	159.7	255.1	94.0	284.8
Premium amortization adjustment	18.1	(83.1)	79.6	(87.9)
GAAP net income	669.7	(627.5)	900.1	(476.5)
Core net income	329.2	217.6	411.1	254.1
Normalized core net income	311.1	300.7	331.5	341.9

As indicated in the table, the premium amortization adjustment has resulted in lower normalized core earnings in certain quarters and higher normalized core earnings in other quarters.  As part of its discussion and analysis of comparative financial results, the Company believes the transparency of disclosing the effect of these changes to premium amortization is valuable for investors in understanding fluctuations from period to period.  Given the quarter-over-quarter volatility of premium amortization cost (benefit), the Company believes that quantifying the component of premium amortization expense associated with the change in estimated long term prepayment speeds provides investors with better visibility into the underlying performance of the business.  Quantifying this component and disclosing the long term constant prepayment rate for investors on a quarterly basis eliminates the need for extrapolation and guesswork.

The Company’s management relies on performance metrics that exclude the effect of premium amortization adjustment in its assessment of the performance of the business as well as in its consideration of dividend payments to shareholders, and believes it is useful for investors to see the measures the Company’s management uses to evaluate the Company’s performance.  These metrics are also useful in comparing performance versus industry peers as similar financial measures are disclosed by certain peers, and are frequently relied upon by analysts, investors and other interested parties to evaluate companies in our industry.

The Company understands the Staff’s concerns about the use of non-GAAP measures and will revise future filings to include only those metrics most relied upon by the Company’s management in assessing the financial performance of the business.  Specifically, instead of providing separate normalized core metrics in the Company’s filings, the Company will redefine the presentation of core results to exclude the effect of premium amortization adjustments.  The Company believes these metrics are useful non-GAAP measures for both management and investors.

Notes to the Consolidated Financial Statements

Note 3.  Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4.                                      Please refer to the response to comment 12. Tell us and revise future filings to disclose why you are using the retrospective method to recognize revenue on Residential Investment Securities by reference to ASC 320-10, describe how that method is applied and what the effects of its application has on your financial statements.

Response:  Accounting Standard Codification (“ASC”) Topic 320-10-15-8 states, “For debt securities within its scope, Subtopic 310-20 provides incremental guidance on accounting for discounts and premiums.”  The scope of ASC Topic 310-20-15-4 (“ASC 310-20”), ‘Receivables — Nonrefundable Fees and Other Costs’ includes loans or debt securities classified as available-for-sale under Topic 320.  The Company has determined that its Agency mortgage-backed securities classified as available-for-sale, excluding Agency interest-only securities, are within the scope of ASC 310-20.  Further, the Company has determined that its Agency mortgage-backed securities, excluding Agency interest-only securities, are not within the scope of ASC 325-40, “Investments — Other Beneficial Interests in Securitized Financial Assets” as the securities are of high credit quality and cannot be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment nor are they within the scope of ASC 310-30, “Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality” as it was not probable at acquisition that the Company would not be able to collect all contractually required payments.  In accordance with ASC 310-20, if an entity “holds a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonable estimated, the entity may consider estimates of future principal prepayment in the calculation of the constant effective yield necessary to apply the interest method.  If the entity anticipates prepayments in applying the interest method and a difference arises between the prepayments anticipated and the actual prepayments received, the entity shall recalculate the effective yield to reflect the actual payments to date and anticipated future payments.  The net investment in the loans shall be adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the loans.”  This methodology is commonly referred to and defined in the “Statement of Financial Accounting Concepts No. 7” as the retrospective method.  The Company’s policy is to estimate prepayments for Agency mortgage-backed securities, and as such it applies the retrospective method.  The Company believes this policy is appropriate given each Agency mortgage-backed security is backed by a large number of similar loans for which prepayments are probable and timing and amount of prepayments can be reasonably estimated.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to be substantially as follows:

“The Company recognizes coupon income, which is a component of interest income, based on the outstanding principal amounts of the Residential Investment Securities and their contractual terms.  In addition, the Company amortizes premiums or discounts into interest income as described below, which is referred to as the retrospective method in the Company’s disclosures, on its Agency mortgage-backed securities, excluding Agency interest-only securities, and considers estimates of future principal prepayment in the calculation of the constant effective yield because they are probable and the timing and amount of prepayments can be reasonable estimated.  The Company recalculates the effective yield as differences between anticipated and actual prepayments occur.  Using a third-party supplied model and market information to project future cash flows and expected remaining lives of securities, the effective interest rate determined for each security is applied as if it had been in place from the security’s acquisition.  Under the retrospective method, the amortized cost of the investment is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition.  The adjustment to amortized cost is offset with a charge or credit to interest income.  Changes in interest rates and other market factors will impact prepayment speed projections.”

* * * * *

We hope that the foregoing have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1234 or by email at AOEmmerich@wlrk.com or Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Adam O. Emmerich
Adam O. Emmerich

cc:                                Sandra B. Hunter, U.S. Securities and Exchange Commission

Nicholas Panos, U.S. Securities and Exchange Commission

Dan Duchovny, U.S. Securities and Exchange Commission

Robert Telewicz, U.S. Securities and Exchange Commission

Paul Cline, U.S. Securities and Exchange Commission

R. Nicholas Singh, Annaly Capital Management, Inc.

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz